SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem’s 4Q06 EBITDA reaches R$ 530 million, with a 18% margin, the best performance in 2006

Net Income for the quarter reaches R$ 78 million

São Paulo, Brazil, February 8, 2007 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and second largest Brazilian private sector industrial company, announced today its results for the fourth quarter of 2006 (4Q06).
The 4Q06 results set forth in this release are derived from Braskem’s consolidated results of operations, and have been compared with Braskem’s results for the fourth quarter of 2005 (4Q05) or the third quarter of 2006 (3Q06), as indicated. The balance sheet, cash flow statement and income statement were subject to a review by Braskem’s independent auditors and do not consider the proportional consolidation prescribed by CVM Instruction 247 (i.e., only those investments under Braskem’s direct control are consolidated, and Braskem’s stakes in Copesul – Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S/A are recorded on the equity accounting method). These financial statements fully consolidate Politeno Indústria e Comércio S.A. since 2Q06. For this reason, this release reflects Braskem’s information for 4Q06 with 100% of Politeno and pro forma information (fully consolidating Politeno’s results) for the comparison periods: 4Q05, 2005 and 2006. The pro forma financial information is based on financial statements that have been subject to a limited review by independent external auditors. Information included in item “1. Message from Management” was adjusted to reflect pro forma numbers aiming at maintaining the consistency of the information provided in this document.
On December 31, 2006, the real/ U.S. dollar exchange rate was R$ 2.138/US$ 1.00.

1. Highlights

1.1 Brazilian resin market grew by 9%: The Brazilian thermoplastic resin market (polyethylene –PE, polypropylene – PP, and PVC) registered an expressive growth of 9% in 2006 compared to 2005, confirming the strong elasticity of the thermoplastic resins in relation to the GDP. In the 4Q06, in line with the seasonality of the period, there was a 10% decrease when compared to the previous quarter.

1.2 Evolution of operating profitability: Braskem presented a consistent evolution of operating margins in 2006 and ended up the year with an EBITDA margin of 17.8% in 4Q06, compared to 14.1% and 17.3% in 3Q06 and 4Q05, respectively. Such higher profitability in the 4Q06 is a result of the 4% increase in average resin prices and the decrease in naphtha costs, impacted by a 13% drop in the average ARA naphtha price (Antwerp, Rotterdam and Amsterdam).

1.3 Economic and Financial Highlights:
• Braskem’s net revenues reached R$ 3.0 billion in 4Q06, consolidating annual net revenues of R$ R$ 11.8 billion. When expressed in U.S. dollars, net revenues reached US$ 1.4 billion in the 4Q06, totaling US$ 5.4 billion in 2006. This performance primarily resulted from Braskem’s capacity of aligning its domestic prices with international prices combined to total sales volume practically in line with the previous year.
• Braskem’s EBITDA in 4Q06 totaled R$ 530 million, growing by 15% compared to R$ 461 million in 3Q06, and 5% in relation to the pro forma EBITDA for 4Q05. The main driver of this evolution in operating profitability was the successful alignment of prices in the domestic market and the reduction in naphtha costs during the last quarter of the year. EBITDA for 2006 was R$ 1.7 billion, with a 14% margin;
• Braskem’s net income in 4Q06 reached R$ 78 million, compared to a net loss of R$ 65 million in 3Q06, reflecting its improved operating and financial result. In the year, net income was R$ 84 million;

For further information, access our IR website at www.braskem.com.br/ir or contact our IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+5511) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

• At December 31, 2006, net debt amounted to R$ 4.5 billion, down R$ 278 million from September 30, 2006 debt balance. The financial leverage ratio (net debt over EBITDA) improved from 2.96 times in September 2006 to 2.72 times at the end of December 2006, mainly due to a stronger operating cash generation in 4Q06. At December 31, 2006, the Company maintained a 16-year average debt maturity, in line with the Company’s cash generation.

1.4 Dividends of R$ 36.9 million: The Board of Directors of Braskem, in line with the Company dividend distribution policy, approved the payment of dividends of R$ 36.9 million only for classes “A” and “B” preference shareholders, and holders of American Depositary Receipts (ADR’s). These amounts are subject to the approval of the Annual Shareholders’ Meeting to be held on March 28, 2007.

1.5 Braskem + completed 1 year ahead of schedule, with higher amounts: Up to December 2006, Braskem captured gains of R$ 437 million, on annualized and recurring basis, or 4% more than originally anticipated to be achieved by the end of 2007. Planned results were thus obtained one year ahead of schedule. The quality of the management allowed for speeding up the project and identifying additional gain opportunities that will enable the Company to continue improving its performance.

1.6 Petroquímica Paulínia – launch of cornerstone: On February 2, 2007, the cornerstone of Petroquímica Paulínia S.A.’s industrial unit at the city of Paulínia, SP, was launched. The president of Brazil, Mr. Luiz Inácio Lula da Silva, was present at the event.

2. Message from Management

2006 was a very difficult year for the Brazilian petrochemical industry. The high level of oil and naphtha prices associated to the strong volatility of these two commodities in the international market, in addition to the momentary excess polyethylene capacity in the Brazilian market, have impacted the business and Braskem’s profitability during 2006.

In this context, the Company was able to implement its main projects and consistently evolved in its corporate fundamentals during 2006, where the strengthening of its growth platform focused on value creation stood out.

The Company maintained its leadership position in the Latin American market for the thermoplastic resins it produces – polyethylene (PE), polypropylene (PP) and PVC, by making significant investments in capacity expansions and strategic acquisitions. At the same time, Braskem accelerated the implementation of programs aimed at improving its efficiency, operating reliability and competitiveness. Such moves are in line with Braskem’s vision of becoming one of the 10 largest petrochemical companies in the world in terms of market capitalization, following its strategy that combines organic growth in the regional market, new alternatives in order to ensure access to raw materials under competitive conditions, as well as the search for opportunities related to the internationalization of the Company.

In 2006, the Brazilian thermoplastic resin market grew by 9%, confirming its historic elasticity to the GDP of around 3 times, on average, over the past ten years. The striking difference in performance during the year, where the second half was better than the first one, in particular when profitability is concerned, suggests that the effects of the entry of a new domestic player in the polyethylene market has already been absorbed by the market.

Braskem believes that the continuance of the consolidation process in the Brazilian petrochemical industry is key to improve the competitiveness of the sector. Accordingly, in 2006 the Company acquired the control of Politeno, a transaction already approved by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica – CADE) by unanimous vote and with no restrictions, once more recognizing that the international market is the relevant one for the Brazilian petrochemical industry. The acquisition of Politeno improved the Company’s portfolio of products and customers, in addition to reinforcing its leadership in the polyethylene segment, by adding 360 thousand tons to the annual production capacity of this resin at a plant located at Camaçari, State of Bahia. Braskem confirms the volume of synergies announced at the time of the acquisition, with net present value of US$ 110 million to be realized as of 2007, and informs that the integration of operations has been completed, while further synergy opportunities are being identified.

The construction of Petroquímica Paulínia, which plays an important part in the Company growth strategy, started in 2006. This joint venture with Petroquisa, where Braskem holds a 60% interest, will operate a new polypropylene plant with an annual capacity of up to 350 thousand tons in Paulínia, State of São Paulo. In addition to world scale, access to competitive raw materials and cutting-edge technology supplied by Braskem, the unit will benefit from its location in the heart of the main Brazilian consumer market. The installation license has already been granted by the environmental authorities and the project is within schedule. Production start-up is scheduled for the first quarter of 2008.

On the international front, access to raw materials in competitive conditions is the distinctive feature of two Braskem projects under consideration in Venezuela, both with global scale and updated technology: a polypropylene unit with annual capacity of 400 thousand tons, scheduled to start operations by the end of 2009; and an integrated petrochemical complex on natural gas in the Jose region, comprising a basic petrochemical center, with capacity of 1.2 million tons of ethylene, and units producing polyethylene and other products. The new units, in addition to supplying the Venezuelan and Andean Pact countries, will also serve as an export platform to Northern hemisphere markets.

Preliminary technical and economic feasibility studies point to attractive perspectives for both projects, which are now in the detailing and corporate modeling stage. The projects anticipate equal percentage holdings in these ventures for Braskem and Pequiven. Aiming at expediting the progress of these projects, an experienced Braskem team is based in Venezuela.

To support its growth, the Company has invested in a new integrated management system - Fórmula Braskem - since 2006, in accordance with the guidelines set forth in the program. This program encompassed a review of all business processes, leading to streamlined processes, reduced costs and improved competitiveness. Total estimated investments in the project, the second part of which will be implemented in 2007, amount to R$ 130 million, and the net present value of productivity gains adds up to R$ 260 million.

From the Braskem + program, focused on operating excellence and productivity improvement, the Company was able to capture in annualized and recurring gains a total of R$ 437 million as of December 2006, which represents the early accomplishment of the target for the end of 2007, also surpassed by 4%. The quality of the management allowed for speeding up the project and identifying additional gain opportunities which should enable the Company to further improve its performance.

In line with its commitment to create more value to all its shareholders, Braskem has strengthened its focus on technology and innovation by opening in Camaçari, State of Bahia, a new development center dedicated to ultra high molecular weight polyethylene – UTEC®, a high value-added resin of which the Company is one of the largest world producers. The unit works in coordination with the Technology and Innovation Center at Triunfo, State of Rio Grande do Sul, the most modern and best equipped petrochemical center in Latin America, focused on supporting customers in the development of products, processes and applications.

In addition to helping enhance the competitiveness of the petrochemical and plastic industries supply chains, the priority given to innovation and technology supports one of the Company strategic pillars, namely its technological autonomy. As a result, Braskem pioneered the launch in the Brazilian market of a polypropylene with nanoparticles, the first resin produced in the country based on nanotechnology, viewed as the most promising frontier of the materials science in general and polymers in particular. The Company was also one of the first regarding research of the so-called green polymers, made out of renewable raw materials, the manufacturing process of which is already protected by patents filed by Braskem. The Company has a set of 151 patents in Brazil and abroad, 14 of which were obtained in 2006.

Braskem was considered an emerging power in the international scenario by the U.S. Boston Consulting Group, which prepared a ranking of 100 companies in developing countries – the “global challengers” – in a position to compete with the large transnational corporations. According to the study which also mentioned 11 other Brazilian companies, a major competitive edge of Braskem is the Company’s competence in innovation and technology.

Such outstanding position is grounded on Braskem’s history track of growth in the recent past. In 2006, the Company gross sales in U.S. dollars, the reference currency of the petrochemical industry, grew by 10% compared to the prior year, from US$ 6.4 billion to US$ 6.9 billion. Gross sales expressed in Brazilian reais amounted to R$ 15.1 billion, 3% lower than in 2005, reflecting the adverse impact of foreign exchange. Net revenues increased by 10% in U.S. dollars, totaling US$ 5.4 billion, or R$ 11.8 billion.

Braskem exports grew by 34% in 2006 and reached record revenue of US$ 1.4 billion, as a result of important initiatives undertaken by the Company starting 2005 to increase its presence in the global market, in accordance with its internationalization strategy. These efforts led to the establishment of branches in Argentina and Europe, as well as the strengthening of Braskem América, enabling the Company to provide its international customers with better services through its own staff and local distribution centers with expected profitability increase and opening of new markets.

The Company’s EBITDA totaled US$ 764 million in 2006, compared to US$ 900 million in the previous year, chiefly as a result of increased oil prices, which significantly impacted the Companies’ naphtha costs besides a stronger competition in the polyethylene domestic market. EBITDA in reais amounted to R$ 1.7 billion, down 25% from 2005, additionally impacted by the exchange rate appreciation. Net income for the year added up to R$ 84 million against R$ 711 million in the prior year.

Investments in operations in 2006 totaled R$ 719 million, in line with the prior year. These resources were appropriated to programs focused on corporate competitiveness, industrial automation, capacity increase, such as the isoprene plant, technology, as well as health, safety and environment.

Capital discipline, reduction in financial costs, and lengthening of the debt profile are ongoing commitments of Braskem’s finance management. In line with these goals, the Company successfully launched in 2006 a series of issues in the capital markets, noteworthy among which are perpetual bonds at 9% per annum, in the amount of US$ 200 million.

At year end, the Company’s net debt totaled R$ 4.5 billion, with average terms over 16 years and maturity profile consistent with the forecast cash generation for each year. The net debt/EBITDA ratio stood at 2.7 times, compared with 1.7 in December 2005, as a result of investments made by the Company, payment of dividends and interest on equity in the amount of R$ 326 million, the share buyback program of R$ 182 million, and the acquisition of Politeno’s control for the initial amount of R$ 238 million.

For the second consecutive year, Braskem was selected to make part of the São Paulo Stock Exchange (Bovespa) Corporate Sustainability Index (ISE), a differentiated portfolio of shares in corporations which stand out in the promotion of sustainable development, social responsibility and corporate governance – all principles and values endorsed by the Company since it was founded in 2002, under a Public Commitment.

With respect to corporate governance, it should be pointed out that Braskem was certified under the Sarbanes-Oxley Act one year before it went into effect. In addition 2 new independent members were elected in the Board of Directors.

Braskem’s management would like to once more thank its shareholders, customers and suppliers for the trust bestowed in the Company in 2006, which encourages it to move forward in the search of excellence.

3. Operational performance

Braskem’s operating strategy is based on the optimization its assets utilization by maintaining high capacity utilization rates at the industrial units, giving priority to the sale of higher value-added products in more profitable markets and segments.

In this context, Braskem, aiming at taking maximum advantage of the potential higher profitability scenario, decided to anticipate the scheduled maintenance stoppage of Olefins I Unit, located in the Basic Petrochemicals Units in the Camaçari Complex, in the state of Bahia. This stoppage, previously scheduled for 2007, was divided into two. During the first stoppage, in December 2006, the unit went through maintenance priority services and in the second one is scheduled to occur in 2008. In addition, a scheduled stoppage in a PE unit located in the same complex was anticipated.

In 4Q06, Braskem’s thermoplastic resins production (PE, PP and PVC) decreased by 4% when compared to 3Q06, as detailed below.

Production Volume	4Q06	3Q06	4Q05	Chg.%	Chg.%	2006	2005	Chg.%
(tons)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene*	266,089	288,931	272,945	(8)	(3)	1,114,713	1,126,554	(1)
. PP - Polypropylene	139,888	146,303	133,057	(4)	5	542,781	528,980	3
. Total (PE´s + PP)	405,977	435,234	406,002	(7)	(0)	1,657,494	1,655,534	0

Vinyls Unit
. PVC - Polyvinyl Chloride	121,515	112,789	107,506	8	13	444,056	447,376	(1)
. Caustic Soda	123,541	118,222	109,787	4	13	449,847	459,676	(2)

Basic Petrochemical Unit
. Ethylene	272,628	272,602	289,238	0	(6)	1,103,969	1,165,319	(5)
. Propylene	124,452	127,539	143,006	(2)	(13)	520,413	562,048	(7)
. BTX**	161,871	162,089	171,330	(0)	(6)	639,898	673,854	(5)

*Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

The Polyolefins Unit recorded decreases of 7% in the production volume in relation to 3Q06 mainly as a consequence of the stoppage described above. Although 2006 production was in line with 2005, it is worthy pointing out the 3% increase in annual PP production.

In the Vynils Unit, the production of PVC grew by 8% in 4Q06 compared to the previous quarter due to ethylene supply stability combined to the availability of intermediary products inventories, despite the Olefins I Unit stoppage. Compared to 4Q05 PVC production volume increased by 13%, due to the debottlenecking of 50 thousand tons carried out in 2005 and fully accountable for in 2006.
In 2006, the production of PVC remained stable from 2005, despite the restricted supply of ethylene brought about by the unscheduled stoppage at the Basic Petrochemicals Unit in 2Q06.

In 4Q06, in the Basic Petrochemicals Unit, despite the maintenance stoppage at Olefins I unit in December 2006, maintained the production level registered in 3Q06 as a result of operating difficulties in one of its ethylene plants occurred in the period.

In 2006, the total reduction in production was around 5% for ethylene and propylene, primarily due to:
• scheduled and/or early maintenance stoppages at the ethylene, PE and PVC units;
• operating problems of important ethylene and propylene customers during the first half of 2006; and
• PE supply/demand balance in the domestic market.

In this production scenario, during 4Q06 the utilization rate of ethylene and PE reached 85% and the one for PVC reached 94%. The utilization rate of PP remained at high levels, reaching 99% in 4Q06.

During the year, utilization rates reflect a number of events occurred as explained above. For 2007, it is expected that both utilization rates and production volumes will be higher, given the strategy implemented of anticipating the maintenance stoppages in the Olefins I unit and improved available production capacities.

4. Commercial Performance

The domestic market is characterized by a seasonal reduced demand for thermoplastic resins in the fourth quarter of the year. In 4Q06, demand declined by 10% quarter-on-quarter, lower than the 16% drop posted in 4Q05 in relation to 3Q05.

The total volume of Braskem sales of thermoplastic resins in the domestic market during 4Q06 amounted to 330 thousand tons, representing a 21% decrease from 3Q06. Such performance is mainly attributable to the increase in PP and PE imports, which represented market share loss to Brazilian players during the period. The volume of resins exported by Braskem grew 14% from the 3Q06 and reached 151 thousand tons, where the 45% growth in PP exports stood out.

In 2006, the Brazilian thermoplastic resin market grew 9% in relation to 2005. In this scenario, Braskem consolidated its leadership position in the regional market for all resins. The volume sold in the domestic market, was 1.5 million tons, in line with the prior year, and affected by the entry of a new PE player and also by higher PP and PVC imports. On the other hand, exports of these products by Braskem totaled 519 thousand tons, a 4% increase compared to 2005.

The following table shows the total volumes sold, i.e. the aggregate totals of the domestic and export markets.

Sales Volume	4Q06	3Q06	4Q05	Chg.%	Chg.%	2006	2005	Chg.%
(tons)	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene*	255,303	284,542	257,131	(10)	(1)	1,081,556	1,121,107	(4)
. PP - Polypropylene	125,046	147,935	121,164	(15)	3	529,944	517,502	2
. Total (PE´s + PP)	380,349	432,477	378,294	(12)	1	1,611,500	1,638,609	(2)

Vinyls Unit
. PVC - Polyvinyl Chloride	100,734	116,606	104,563	(14)	(4)	432,754	441,940	(2)
. Caustic Soda	116,345	107,190	121,070	9	(4)	430,074	464,620	(7)

Basic Petrochemical Unit
. Ethylene	56,629	52,477	58,301	8	(3)	225,974	243,027	(7)
. Propylene	97,131	116,610	120,743	(17)	(20)	435,961	479,430	(9)
. BTX**	141,641	137,794	150,691	3	(6)	529,544	594,442	(11)

*Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

In the Polyolefins Unit, total PE sales in 4Q06 declined by 10% compared to the prior quarter, mainly on account of the lower volume sold in the domestic market. This performance is driven by the usual seasonal factors for the period, combined with the commercial strategy pursued by Braskem to favor profitable sales of resins.

Regarding PP, total sales volume in 4Q06 decreased by 15% from 3Q06, because of lower sales volume in the domestic market. Such performance was impacted by stronger imports in the period, mainly resins imported from the USA, due to increased inventories throughout the chain at the end of September in that country. Higher export volume registered in 4Q06 partially offset this reduction in domestic sales.

In 2006, total sales of PE decreased by 4% in comparison with 2005, in particular because of the domestic market, where the entry of a new player as from the second quarter of the year brought about a momentary inbalance between supply and demand of this resin in the region. On the other hand, PP domestic sales grew by 8% when compared to 2005, as a result of market growth, which was partially offset by higher import volumes. With more sales channeled to the local market, PP exports by Braskem declined by 21%.

In the Vinyls Unit, total PVC sales during 4Q06 declined by 14% quarter-over-quarter. This performance was driven by the lower volume of sales in the domestic market, in line with seasonal factors.

PVC domestic sales increased by 6% in 2006 compared with 2005, mainly because of the growth in the civil construction sector (tubes, connections and profiles). Given the maintenance of volumes produced and higher channeling of sales to the domestic market, PVC exports declined in 2006. Total PVC volumes sold in 2006 decreased by 2% from 2005.

Ethylene volumes sold by the Basic Petrochemicals Unit in 4Q06 were 8% higher than in 3Q06, on account of lower transfers of ethylene between Braskem units in the period, as a result of the early stoppage at the ethylene plant and one PE unit at Camaçari, carried out in December 2006. The volume of sales of aromatics (benzene, toluene and xylene) increased by 3% from 3Q06, mostly due to export sales.

For the full year of 2006, ethylene volumes sold decreased by 7% compared to 2005. The volume of propylene sold also declined by 9%. In both cases, the reason was a reduction in the production volume, as discussed above in the section Operational Performance.

5. Competitive Management

5.1 Early Completion by 1 Year of Braskem + Program

Results obtained by Braskem one year before scheduled will allow the Company, as from 2007, to take full advantage of annual, recurring gains of R$ 437 million arising from several program initiatives. The purpose of the Braskem + program, implemented in 2004, is to position the Company among the most competitive players in the international petrochemical industry. Braskem + increases the Company’s ability to create value in all stages of the petrochemical cycle.

Benefits from the Braskem + for the individual industrial units include, among others:
• Increase in the production efficiency of ethylene/propylene, with annual savings of R$ 46 million;
• Increase in the energy efficiency of steam generation, with savings of R$ 29 million/year;
• Increase in the yield of PVC units due to the optimization of reaction cycles, with annual gains of R$ 31 million;
• Reduction in the consumption of steam at the aromatics and utilities plant, with annual gains of R$ 74 million;
• Implementation of software to improve production planning and scheduling, with annual gains of R$ 48 million;
• Increase in the efficiency of chlorine liquefaction, with annual gains of R$ 10 million.

5.2 Implementation of the Fórmula Braskem Project

From October 2005 to September 2006, Braskem worked in the implementation of a new integrated management system, named Fórmula Braskem, using a software which is a benchmark in the petrochemical industry globally. The system was implemented on October 1, 2006, after one year of dedicated efforts of a team comprising some 120 members, who reviewed all business processes. Key to the success of the project success was the management of change which led to a high synergy level among all areas of the Company. Investments in the project, the second phase of which will be implemented in August 2007, amount to R$ 130 million, of which R$ 91 million were disbursed in 2006. With the implementation of the system, the Company has already started to earn benefits, concentrated in the commercial, logistic and supply areas.

6. Economic and Financial Performance

6.1. Net Revenue

In 4Q06, the Company posted net revenue of R$ 3.0 billion, corresponding to an increase of approximately 2% from 4Q05. This expansion is attributable to the maintenance of volumes sold and the recovery of average prices during the period. When compared to the prior quarter, net income for 4Q06 declined by 9%, as a result of the usual seasonal factors present in the fourth quarter of the year.

In U.S. dollars terms, the Company net revenues for 4Q06 amounted to US$1.4 billion, a 6% growth from 4Q05, given the 4.4% appreciation of the real year-on-year.

The breakdown of the 4% increase in the average prices of Braskem resins during 4Q06 is the following:
• for PE, prices in the domestic market increased by 13% quarter-on-quarter;
• for PP, prices in the domestic market grew by 5%;
• for PVC, prices in the domestic market also grew by 5% on average;
• In the export market, for PE and PP PVC, average prices decreased in relation to the 3Q06 specially due to lower prices in international markets.

For the BTX (benzene, toluene and xylene) market, pertaining to the aromatics line, prices in reais were 11% lower when compared to the prior quarter, as the prices of benzene, which accounts for 70% of this mix, entered a downward trend in late 2006.

In 2006, the growth scenario observed in the domestic market, coupled with better prices in the international market from May onwards, brought about an increase in the average prices of Braskem resins by 10%, quoted in U.S. dollars, the benchmark currency for petrochemical prices. In the domestic market, prices increased only as of July 2006.

Braskem recorded net revenue of US$ 5.4 billion in 2006, up 10% from US$ 4.9 billion in 2005. With the 10.6% average appreciation of the real against the U.S. dollar in 2006, net revenue in reais amounted to R$ 11.8 billion in 2006, in line with revenue of R$ 12.0 billion in 2005.

Since its inception in 2002, Braskem has consistently increased its net revenues in U.S. dollars at a compound rate of 23% per year. This rise is a consequence of investments made to improve productivity, increase competitiveness, expand capacity, and carry out acquisitions which increase the scale and supplement the portfolio of Company products. When translated into U.S. dollars, due to appreciation of the real against U.S. dollar, Braskem’s net revenues grew at a compound rate of 14%

6.1.1 – Export Sales

In 4Q06, exports added up to US$ 396 million, in line with 3Q06. When compared to 4Q05, export sales increased by 61%.

Since 2005, Braskem has consistently increased its investments, aiming at strengthening its international presence. As part of this strategy, the Company opened commercial and distribution operations in Europe, US and Argentina. As a result, the increase during the year was equal to 34%, when exports reached US$ 1.4 billion (26% of net revenues), compared to US$ 1.0 billion in 2005 (21% of net revenues).

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When the period since the foundation of the Company is taken into account, exports evolved at a compound rate of 36% per year, increasing by almost US$ 1 billion over the past 5 years. Notwithstanding the growth in its exports, Braskem has maintained its leadership position in all market segments, always striving for excellence in fulfilling the requirements of its customers.

6.2. Cost of Goods Sold (COGS)

During the fourth quarter of 2006, the Company COGS was R$ 2.3 billion, down 15% from 3Q06. This decline is essentially attributable to lower volumes sold in 4Q06 and, mostly, lower costs of naphtha, with an impact of R$ 314 million. These costs declined given the 13% reduction in naphtha ARA (Antwerp, Rotterdam and Amsterdam) benchmark price.

In 2006, COGS added up to R$ 9.9 billion, equal to a 5% increase compared to 2005, when these expenses amounted to R$ 9.5 billion.

The Company COGS in the period was impacted by R$ 756 million relating to raw materials and energy cost rises. Of this amount, R$ 720 million refer to increase costs of naphtha, given the 19% increase in the international benchmark price - naphtha ARA – in the period, as a result of the substantial increase in oil prices. The remaining R$ 36 million relate to higher costs of electricity, natural gas, steam, fuel oil and other utilities, due to higher electric energy acquired and hither utilization of fuel oil, as a result of the lower availability of natural gas to the Basic Petrochemicals Unit. The 10.6% average appreciation of real in the year partially offset these negative impact by R$ 630 million.

During 4Q06, Braskem purchased 1,032 thousand tons of naphtha, of which 728 thousand tons (71%) from Petrobras – its main raw material supplier. The remaining 304 thousand tons (29%) was imported directly by the Company, mostly from Northern African countries. During 2006, the volumes acquired

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amounted to 4,168 thousand tons of naphtha, of which 3,123 thousand tons (75%) were purchased from Petrobras, and 1,045 thousand tons (25%) were imported directly by the Company.

Since March 2006, when the so-called Provisional Measure 255 (MP 255) became effective, the Company has recorded a credit of 3.65% on all purchases of naphtha (difference between percentages credited and debited for PIS/Cofins taxes). In 4Q06, the positive impact on COGS from this credit was approximately R$ 53 million. For the year, the impact added up to R$ 204 million.

Depreciation and amortization expenses amounted to R$ 125 million in 4Q06, 10% less than R$ 139 million recorded in the prior quarter and 19% more than the pro forma amount for 4Q05. During the year, these expenses reached R$ 527 million, up 23% from R$ 428 million recorded in 2005. These changes arise mainly from the start-up of projects completed in 2005 and 1H06, as well as from the revised periods for depreciation of scheduled maintenance stoppages. Effective January 2006, the Company, pursuant to IBRACON (Brazilian Institute of Accountants) Technical Interpretation 01/2006, adopted the accounting policy of recording scheduled maintenance stoppage expenses as additions to property, plant and equipment. These expenses were previously deferred and are now depreciated until the beginning of the next stoppage, thus affecting the depreciation for the period.

6.3. Selling, General and Administrative Expenses (SG&A)

In 4Q06, SG&A expenses totaled R$ 275 million, a R$ 60 million increase from 3Q06. Selling expenses increased by R$ 38 million, primarily due to:

  higher export expenses, in the amount of R$ 12 million,
  higher distribution logistics and storage expenses in the amount of R$ 9 million, due to an increase in resins inventories, and higher logistics expenses in the domestic market, because of the alignment of Politeno accounting criteria, with a change in classification of freights from selling expenses to reductions of gross revenues in 3Q06, in the amount of R$ 16 million.

General and administrative expenses grew by R$ 22 million, primarily due to higher consulting, auditing and legal service expenses, amounting to R$ 18 million.

During 2006, SG&A expenses added up to R$ 901 million, compared to R$ 796 million in 2005.

Selling expenses posted the highest growth – a R$ 83 million change in the period – due to (i) increased export expenses, in the amount of R$ 25 million; (ii) a R$ 16 million increase in the provision for doubtful accounts mainly due to a provision adjustment criterion at Politeno; (iii) higher distribution logistics and storage expenses in the amount of R$ 30 million; and (iv) and a R$ 5 million increase in fixed costs, mostly as a result of the opening of sales and distribution offices in Argentina, Europe and USA.

General and administrative expenses increased by R$ 22 million, of which R$ 15 million are non-recurring expenses relating to the integration of Politeno and restructuring of the Polyolefins, PET and caprolactam businesses.

6.4. EBITDA

Braskem’s EBITDA reached its best result in the year, of R$ 530 million for 4Q06, a 15% growth compared to R$ 461 million in 3Q06. When translated into U.S. dollars, EBITDA reached US$ 246 million, compared to US$ 212 million in the prior quarter.

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EBITDA margin was equal to 17.8% in 4Q06, a 3.7 percentage points increase from 14.1% n 3Q06, and 0.5 percentage point increase compared to 17.3% in 4Q05. The result stems from better resin prices and lower naphtha costs in 4Q06.

When compared to 4Q05, EBITDA grew by 5%, in part due to the recovery of international prices of resins and aromatics.

In 2006, Braskem’s EBITDA was R$ 1.7 billion, with a 14.1% margin over net revenues, of 25% below EBITDA of R$ 2.2 billion with a margin of 18.4% in 2005. In U.S. dollar terms, annual EBITDA declined 15% year-on-year, reaching approximately US$ 764 million in 2006 and US$ 900 million in 2005.

The main drivers of the reduced EBITDA were (i) the significant increase in the prices of naphtha, the Company’s main raw material, following the upward trend in oil prices; and (ii) the average 10.6% appreciation of the real against the U.S. dollar during the year, as 100% of the Company’s revenues are denominated in U.S. dollars, while only 80% of the costs are expressed in this currency.

It should be noted that 2006 had two different halves, with a reversal of trend in the beginning of the second half, given the different performance in the first and second parts of the year. The second half of the year represented 60% of the annual amount, with a margin of 15.9% .

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6.5. Investments in Subsidiary and Associated Companies

In the fourth quarter of 2006, equity in the earnings of subsidiary and associated companies amounted to R$ 54 million, compared to R$ 36 million in the prior quarter, excluding the effects of amortization of goodwill arising mostly from investments in Copesul and Petroflex. Improved results recorded by Copesul, benefiting from lower naphtha costs, were the major driver of the 47% increase.

In 2006, this line was equal to R$ 197 million, virtually unaltered from R$ 201 million in 2005.

Amortization of goodwill/negative goodwill expenses in the year totaled R$ 58 million, down 62% from the prior year, primarily as a result of the merger of Polialden, when the amortization of goodwill on this investment was transferred to the amortization and depreciation expense account, as from June 2006, as well as the realization of negative goodwill in the amount of R$ 53 million.

(R$ thousand)
Investments in Subsidiaries and Associated	4Q06	3Q06	4Q05	2006	2005
Companies

Associated Companies - Equity Method	51,859	35,642	28,301	192,095	176,190
. Copesul	50,747	31,934	17,225	181,467	161,963
. Others	1,112	3,708	11,077	10,628	14,227
Exchange Variation	(1,611)	447	(8,920)	(1,382)	3,629
Others	3,261	372	2,344	5,860	21,077

Subtotal (before amortization)	53,508	36,460	21,724	196,573	200,896
Amortization of goodwill/negative goodwill	(22,674)	(22,674)	(38,260)	(57,757)	(152,539)

TOTAL	30,834	13,786	(16,536)	138,816	48,357

6.6. Net Financial Results

Net financial results in 4Q06 was an expense of R$ 239 million, compared to an expense of R$ 330 million in 3Q06, or a 28% reduction. The main positive impact of this result was due to the 1.7% appreciation of the real in 4Q06 against a depreciation of 0.5% in the third quarter, leading to a difference of R$ 85 million between the periods in the exchange rate variation line.

Other financial expenses were stable in 4Q06 even considering non-recurring expenses linked to structured transactions in 3Q06, amounting to R$ 29 million. This outcome is attributable to losses incurred on hedging contracts in this similar amount (the Company maintains various monetary, taxes and operational hedging transactions).

As of 3Q06, Braskem has been investing a larger part of its cash in R$/CDI, which gives rise to a lower result in the interest of financial income line, since up to 100% of the CDI, this revenue is accounted for as monetary variation on the investments.

Excluding the effects of foreign exchange and monetary variations, the financial result was an expense of R$ 218 million, decreasing by 4% compared to the 3Q06 result of R$ 227 million, and increasing by 18% compared to 4Q05.

In 2006, the increase in net debt adversely impacted Braskem’s net financial results, which corresponded to a R$ 907 million expense compared to a R$ 679 million expense in 2005. The average appreciation of the real against the U.S. dollar favored the Company’s financial results in 2005 and 2006. This effect was stronger in 2005 since the average appreciation in the period was 16.8% against 10.6% in 2005, leading to a difference of R$ 144 million in exchange variation between the periods.

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Excluding the effects of exchange and monetary variations, Braskem recorded an expense of R$ 788 million, representing a 13% increase when compared to the financial results for 2005, which were an expense of R$ 700 million.

The R$ 88 million increase arises from: (a) increase in expenses from structured financial transactions during the year; (b) results of hedging contracts; (c) increase in interest on operating working capital; (d) increase in the base of tax provisions bearing interest at the SELIC rate; and (e) increase in the average debt balance.

The table below shows the composition of financial results on a quarterly and annual basis.

(R$ million)
	4Q06	3Q06	4Q05	2006	2005
Financial Expenses	(229)	(359)	(607)	(874)	(555)
Interest / Vendor	(109)	(120)	(138)	(463)	(525)
Monetary Variation	(69)	(66)	(62)	(254)	(241)
Foreign Exchange Variation	69	(49)	(319)	281	517
CPMF/IOF/Income Tax/Banking Expenses	(36)	(39)	(29)	(123)	(110)
Other	(85)	(85)	(58)	(315)	(196)
Financial Revenue	(10)	29	156	(32)	(124)
Interest	11	18	41	113	131
Monetary Variation	14	12	3	32	13
Foreign Exchange Variation	(34)	(1)	112	(178)	(269)

Net Financial Result	(239)	(330)	(451)	(907)	(679)

Excluding Foreign Exchange and Monetary variations

(R$ million)
	4Q06	3Q06	4Q05	2006	2005

Net Financial Result	(239)	(330)	(451)	(906)	(679)

Foreign Exchange Variation (FXV)	35	(50)	(207)	104	248
Monetary Variation (MV)	(55)	(54)	(59)	(222)	(227)

Financial Result less F/X and MR	(218)	(227)	(184)	(788)	(700)

6.7. Net Income

Braskem’s net income in 4Q06 amounted to R$ 78 million, compared to a R$ 65 million loss in 3Q06. The difference is due to the recovery in operating income and improved financial results during the period. In 2006, net income reached R$ 84 million, compared to net income of R$ 711 million in 2005.

6.8. Free Cash Flow

The operating cash flow before changes in working capital totaled went from R$ 377 million in 3Q06 to R$ 136 million in 4Q06. Changes in working capital during the period contributed to increase in operating cash flow by R$ 359 million, primarily due to higher volumes of naphtha imported during the period, with longer payment terms. As a consequence, Braskem’s operating cash flow increased from R$ 123 million in 3Q06 to R$ 495 million in 4Q06.

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In 2006, operating cash flow before changes in working capital added up to R$ 945 million, compared to R$ 1,778 million in 2005, mostly due to reduced EBITDA and lower financial results in the period. Furthermore, additional working capital requirements in 2006 amounted to R$ 338 million, mainly because the marketable securities amount increased by R$ 336 million. This increase corresponds to securities available within more than 90 days which, according to the accounting criterion, cannot be recorded as cash and cash equivalents. In addition, when comparing to 2005, the difference between these periods is also explained by the increase in taxes recoverable from R$ 153 million in 2005 to R$ 465 million in 2006.

(pro forma)

R$ million	4Q06	3Q06	4Q05	2006	2005

Operating Cash Flow before working capital	136	377	385	945	1,778

Working Capital Variation	359	(254)	226	(338)	517

Operating Cash Flow	495	123	611	606	2,296
		-	-	-	-
Interest paid	132	169	135	469	390
Investment Activities	(187)	(336)	(350)	(1,160)	(997)
Share Buy-back	(57)	(78)	(9)	(193)	(9)

Free Cash Flow (FCF)	382	(122)	387	(278)	1,680

Taxes paid	8	1	6	22	45

6.9 – Capital Structure, Rating and Liquidity

At December 31, 2006, Braskem’s gross debt was in line with the one registered as of September 30 of the same year, while cash and cash equivalents were 12% higher, reaching R$ 1.8 billion, as a result of better cash generation in the period.

As a consequence, net debt at December 31, 2006 amounted to R$ 4.5 billion, down R$ 278 million compared to R$ 4.8 billion as of September 30, 2006. In U.S. dollars, the reduction was US$ 93 million, as 61% of cash and cash equivalents is invested in U.S. dollars.

Due to this decline and EBITDA increase, the Company financial leverage, measured by the net debt/EBITDA indicator, went down by 8% from 2.96 times at the end of 3Q06 to 2.72 times at the end of 4Q06.

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As part of its commitment to capital discipline and to making investments with returns above its capital cost, in 2006 Braskem disbursed R$ 869 million in operations and corporate competitiveness programs, totaling R$ 719 million, and maintenance scheduled stoppages, in the amount of R$ 150 million. Additionally, the Company paid dividends and interest on equity to its shareholders in the amount of R$ 326 million, acquired Politeno’s control for the initial amount of R$ 238 million, and carried out a share buyback program for R$ 182 million.

In this context and considering the lower cash generation in the period, net debt at December 31, 2006 was R$ 4.5 billion, compared to R$ 3.7 billion in December 2005. In U.S. dollar terms, Braskem’s net debt went from US$ 1.6 billion in 2005 to US$ 2.1 billion as of December 31, 2006. Braskem’s financial leverage ratio, measured by the indicator “Net debt/EBITDA”, increased from 1.68 in 2005 to 2.72 as of December 31, 2006.

During 2006, the Company focused its efforts on extending the average maturity of its debts, which now reaches 16 years, thus ensuring the adequacy of the profile of its annual maturities, as well as higher efficiency in the allocation of funds to operating working capital and lower foreign exchange exposure. At the end of 2006, the Company debt linked to the U.S. dollar correspondeded to 49%, compared to 54% at the end of 2005.

Currently, all operating and financial maturities in U.S. dollars are covered by foreign exchange hedge for the next 24 months. They comprise cash balances invested in U.S. dollars, projected export and import balance and, when necessary, derivative instruments that protect it from exchange rate fluctuations.

At the end of 2006, 55% of the gross debt of the Company was placed at the capital markets, releasing in great part its ability to borrow from banks.

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The graph below depicts the Company repayment schedule as of December 31, 2006. Cash and cash equivalents at December 31, 2006 was higher than short-term debt.

Braskem’s risk rating was upgraded in 2006, contributing to lower funding and financial operation structuring costs, which ensured the accomplishment of important targets relating to the improvement of its debt profile and the lengthening of the average maturity of its indebtedness. The risk agency Standard & Poors upgraded Braskem, in national scale, from ‘brAA-’ with positive outlook to ‘brAA’ with stable outlook. Fitch Ratings upgraded the Company in global scale, from “BB”, with positive outlook, to “BB+”, with stable outlook; and the rating in long-term national scale improved from “AA-(bra)” to “AA(bra)”, both with stable outlook.

7. Investments

In 2006, the Company capital expenditures totaled R$ 719 millions (not including capitalized interest in the amount of R$ 83 million) compared to R$ 717 million in 2005. The resources were invested in projects providing attractive returns, such as: (1) capacity addition at plants (debottlenecking), (2)

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business competitiveness programs, Braskem + and Fórmula Braskem, and (3) technology upgrades. Furthermore, significant investments were made in health, safety and environment.

The major investments in production capacity increases during 2006 were:

  R$ 80 million in the Basic Petrochemicals Unit – expansion of the production capacity of isoprene, with start-up in November 2006 and addition of 8 thousand tons, or 48% of the existing production capacity;
  R$ 10 million in the debottlenecking of a PE plant, with capacity addition of 30 thousand tons of higher value-added PE, in particular in the production line of Braskem Flexus®, with start-up in September 2006.

In addition, investments in information systems and the Fórmula Braskem program amounted to R$ 97 million.

Furthermore, the Company disbursed R$ 150 million for scheduled maintenance stoppages, to ensure the operation of its plants at high levels of reliability.

As part of the consolidation process underway in the Brazilian petrochemical industry, in April 2006 Braskem acquired the control of Politeno and now holds 100% of the voting and 96.2% of the total capital of this company. The initial amount paid was equal to US$ 111 million. The final value will be calculated in accordance with Politeno’s performance within the next 18 months, reflecting the evolution of polyethylene and ethylene spreads in the Brazilian market, through a formula agreed among the parties.

Given the completion of the competitiveness programs (Braskem + and Fórmula Braskem) and investments in capacity additions at existing units (debottlenecking), Braskem will continue to look for projects which support its growth coupled with value creation. To this end, the Company plans to invest approximately R$ 550 million in 2007. This sum includes, besides investments to maintain the competitiveness of its plants, investments to increase the capacity of the Basic Petrochemicals Unit, such as the conversion of MTBE into ETBE, using a renewable source of raw material (ethanol) with higher value added, and studies to launch hydrocarbonic resins at the end of this decade with emphasis on available process streams targeting the adhesives, as well as plastic and rubber compounds, paints and varnishes.

In connection of scheduled maintenance stoppages, expenditures estimated for 2007 amount to approximately R$ 150 million.

8. Politeno – Macro-indicators

The Politeno integration process was successfully completed during 3Q06 and since then Braskem has been capturing the synergies announced – originally estimated at net present value of US$ 110 million.

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Up to December 2006, synergies captured amounted to US$ 4.6 million, net of integration costs. On annual, recurring basis, this amount reaches US$ 16.9 million. Braskem is taking steps to merge Politeno at the beginning of the second quarter of 2007, when it is expected that such gains will be accelerated to be fully captured by late 2007/early 2008.

Upon the acquisition of Politeno’s control, in April 2006, the Company made an initial disbursement of US$ 111 million, while the final amount will be computed based on Politeno’s performance over the 18 following months, reflecting the evolution of the spread between polyethylene and ethylene in the Brazilian market, using a formula agreed upon by the parties. In December 2006, Braskem recorded a provision for goodwill on this acquisition in the amount of R$ 153 million.

In December 2006, the basic projects for expenditures in capacity additions at the production units (debottlenecking) were concluded and will be submitted to Politeno’s Board of Directors. If approved, these investments will add some 17 thousand tons of capacity as from start-up, scheduled for the first quarter of 2008.

Total Politeno sales in 4Q06 amounted to 74 thousand tons of PE and EVA, 7% below the prior quarter, in view of the seasonal factors usually seen in this period, with 77% of the volume sold to the domestic market. Domestic prices, as was the case with other Braskem PE units, increased by 8% in reais. As a result of improved commercial performance, Politeno’s EBITDA in 4Q06 was R$ 46 million, increasing by R$ 37 million when compared to the prior quarter.

Politeno’s financial leverage continues at low levels, with net debt of approximately R$ 16 million, R$ 15 million less than in the prior quarter, as a result of repayments made during the period.

8.1 Economic/Financial Highlights

Politeno - Highlights	4Q06	3Q06	Chg. (%)	2006

Production Volume (ton)	68,173	80,906	(16)	321,030
Sales Volume (ton)	74,175	79,923	(7)	315,277
Financial Performance (R$ MM)	-	-	-	-
Net Revenue	238	259	(8)	1,004
EBITDA	46	9	411	67
EBITDA Margin	19%	3%	+16 p.p.	7%
Net Income	20	(3)	-	14
Net Debt	16	31	(47)	16

9. Capital Markets and Investor Relations

The number of Braskem’s outstanding shares (free float) went from 47% in 2005 to 49% of the total capital in 2006, due to the incorporation of Polialden with the issue of 7.9 million shares, partially offset by the buy-back of shares to be kept in treasury. This increase significantly helped maintaining a good level of liquidity of Braskem’s shares at Bovespa in 2006.

The average volume of preferred class A Braskem shares traded on Bovespa (BRKM5) increased by 38% during the year, from 1.2 million securities traded per day in 2005 to 1.6 million in 2006. The

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financial volume, however, went from R$ 27.7 million per day in 2005 to R$ 24.0 million per day in 2006, as Braskem’s shares prices went down last year.

In the same period, the Brazilian equity market experienced its best period in terms of companies that went public – as a result of 25 new companies that listed on Bovespa, leading to an increase of 50% in the trading and financial volumes on the Exchange. This move, in conjunction with the maintenance of the number of trades and lower prices on average of Braskem’s PNA share in 2006 compared to the prior year, resulted in the reduced weigh of Braskem’s PNA shares in the São Paulo Stock Exchange Index – Ibovespa, which declined from 2.91% in the first four months of 2006 to 1.85% of the portfolio valid for the first four months of 2007. Notwithstanding this fact, Braskem holds the 16th position in terms of participation in the index.

On the New York Stock Exchange – NYSE, the average volume of Braskem’s ADR (BAK) traded decreased by 4%, from 228 thousand ADRs per day in 2005 to 219 thousand in 2006. This is attributable to the increased trading of securities on Bovespa. The average financial volume of ADRs declined by 32% for the same reason mentioned above. ADR quotes were lower in 2006.

Braskem class A preferred shares traded on BOVESPA (“BRKM5”) closed the year quoted at R$ 15.00 per share. Braskem ADRs (BAK) closed the year trading at US$ 14.59 per ADR. On Latibex, the Madri Exchange section dedicated to trading of Latin American company shares, Braskem shares closed 2006 quoted at € 5,33.

During 2006, Braskem presented its quarterly results to several regional Associations of Financial Analysts (Apimec), and participated in a number of national and international events aimed at strengthening the Company’s relationship with its investors and allowing a better understanding of its corporate fundamentals by the capital markets.

In 2006, Braskem disclosed two important corporate moves which ratified the Company’s interest in the consolidation of the regional petrochemical sector. As from April 4, 2006, Braskem holds 100% of the voting capital of Politeno and, on May 31, 2006, Polialden was merged into the Company. The cycle of corporate restructuring that commenced when the Company was formed is thus completed.

Between May and October 2006, in order to capture an important value creation potential to its shareholders, Braskem carried out a share buyback program and repurchased 13.1 million class A preferred shares (PNA). Upon completion of the program, the Company had 14.4 million PNA shares in treasury.

Stock Performance - BRKM5	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06
Closing Price (R$ per share)	18.07	15.96	13.29	13.53	15.00
Return in the Quarter (%)	(17)	(12)	(17)	2	11
Accumulated Return (%)*	603	521	417	426	483
Bovespa Index Accumulated Return (%)*	197	237	225	223	295
Average Daily Trading Volume (R$ thousand)	25,489	26,921	24,256	21,513	23,306
Market Capitalization (R$ million)	6,694	5,912	4,923	5,012	5,556
Market Capitalization (US$ million)	2,860	2,721	2,274	2,305	2,599
ADR Performance - BAK (1 ADR = 2 BRKM5)	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06
Closing Price (R$ per ADR)	16.21	14.91	12.19	12.59	14.59
Return in the Quarter (%)	(22)	(8)	(18)	3	16
Accumulated Return (%)*	882	804	639	663	784
Average Daily Trading Volume (US$ thousand)	3,927	4,881	3,032	2,212	2,165
Other Information	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06
Total Number of Shares (million)	362,524	362,524	370,402	370,402	370,402

. Common Shares (ON) - BRKM3	120,860	120,860	123,492	123,492	123,492

. Preferred Shares Class "A" (PNA) - BRKM5	240,860	240,860	246,107	246,107	246,107

. Preferred Shares Class "B" (PNB)	803	803	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(467)	(467)	(4,471)	(11,163)	(14,363)

= Total Number of Shares (ex Treasury)	362,056	362,056	365,931	359,239	356,039

* Accumulated return since the market closing on December 31, 2002.
Source: Economática/Braskem

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  9.1 – Dividends

Braskem’s Board of Directors, in line with the Company’s dividend distribution policy, has proposed the payment of R$ 36.9 million, or R$ 0.159 per share as dividends only to class A and B shareholders and American Depositary Receipts (ADRs) holders. The unitary amount that will be paid to ADRs holders is R$ 0.318 per ADR. These amounts will be submitted to the approval of the Annual Shareholders’ Meeting.

10. Outlook

Braskem expects that the sound global economic performance seen lately will continue over the next few years, with high growth rates among the main economies in the world. Such scenario favors the petrochemical industry on account of the elasticity between the demand for petrochemical products and the economic growth rates. The prospects are that the capacity utilization rates remain at high levels over the next years, as a result of the projected equilibrium between the demand for thermoplastic resins in the international market and the forecast delay of new production capacity additions.

The prices of naphtha, Braskem’s main raw material, are highly correlated to oil quotations in the world market. It is expected that the tight ratio of global supply to demand will keep oil and thus naphtha prices at high levels, although at amounts on average below those seen in 2006. The combination of sustained resin prices and naphtha costs below 2006 levels points to potentially increased business profitability in 2007.

On the domestic front, Braskem works with a scenario of sustained economic growth, curbed inflation and potential for additional interest rate cuts, all stimulating the growth in both the economy and consumption. The anticipated improvement in disposable income, credit expansion and increased level of activity in the civil construction industry, among other factors, point to a 8 to 10% per annum increase in the Brazilian market for thermoplastic resins. The inventory reduction observed in the production chain at the end of 2006, driven by higher prices, establishes improved conditions to further enhance the demand in 2007.

Braskem should benefit from this scenario as all its plants will be in a position to operate at high capacity utilization rates in 2007, considering that shutdowns at the ethylene and some PE units previously scheduled for 2007 were performed during 2006.

The scenario described above, combined with the implementation of competitiveness programs completed in 2006, such as Fórmula Braskem and Braskem +, will allow Braskem to fully capture the gains anticipated from these programs as from 2007, with operating costs reduction and potential positive impacts on the Company results.

Braskem steadily pursues its strategy of growth coupled with value creation for all its shareholders. The Company will be diligent regarding opportunities of consolidation in the Brazilian petrochemical industry, as it believes that the outcome of this process will provide increased competitiveness to the sector, which is increasingly required in a global environment. Furthermore, Braskem is expected to increase its production capacity by implementing new projects, while preserving its capital discipline, in new ventures capable of generating returns above its cost of capital.

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In this context, Braskem is developing a series of growth projects, with potential to double its resins annual production capacity to almost 5 million tons. These projects, if implemented, will provide a better balance between the main sources of raw materials (naphtha and gas), with reduced production costs for the Company and, accordingly, will leverage the company to a new level of scale and competitiveness. The projects are as follows:

  Petroquímica Paulínia, a joint venture with Petroquisa, for the production of up to 350 thousand tons of PP as from the first quarter of 2008;
  a 400-thousand ton unit of PP in Venezuela, in partnership with Pequiven, scheduled to start up operations in late 2009;
  Capacity increases in existing units (debottleneckings), in the Basic Petrochemicals Unit, scheduled for 2010, as well as in PE and PVC;
  a new PP plant to be built in the Camaçari Petrochemical Complex, with start-up scheduled for 2011;
  The Jose Olefins Complex in Venezuela, entailing the construction of an ethylene plant from natural gas, with a 1.2 million ton capacity, integrated with polyethylene plants and other second generation plants. These plants are scheduled to become operational in late 2011.

11. List of Exhibits

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian industrial company owned by the private sector. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.1 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains statements that are forward-looking. This information are not historic facts, but reflect the targets and expectations of Braskem’s management. The terms "anticipate”, “desire”, “expect”, project”, “plan”, “intend” and similar ones are intended to identify statements that necessarily involve known and unknown risks. Braskem assumes no responsibility for transactions or investment decisions taken in reliance of the information in this document.

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     EXHIBIT I
Braskem Consolidated
Income Statement (1)
(R$ million)

Braskem (Consolidated)
Income Statement	4Q06 (A)	3Q06 (B)	4Q05 (C)	Chg.(%) (A)/(B)	Chg. (%) (A)/(C)	2006 (D)	2005 (E)	Chg. (%) (D)/(E)	2006 REAL (2)
Gross revenue	3,733	4,183	3,805	(11)	(2)	15,084	15,615	(3)	14,991
Net revenue	2,974	3,277	2,929	(9)	2	11,811	12,007	(2)	11,719
Cost of goods sold	(2,335)	(2,742)	(2,361)	(15)	(1)	(9,932)	(9,491)	5	(9,882)
Gross profit	639	535	568	20	13	1,880	2,516	(25)	1,837
Selling expenses	(121)	(83)	(52)	46	131	(369)	(286)	29	(348)
General and Administrative expenses	(154)	(132)	(147)	16	5	(533)	(510)	4	(527)
Depreciation and amortization	(99)	(99)	(81)	(0)	21	(382)	(353)	8	(380)
Other operating income (expenses)	41	3	32	1,224	29	156	64	143	157
Investments in Associated Companies	31	14	(17)	124	-	139	48	187	140
. Equity Result	54	36	22	47	146	197	201	(2)	198
. Amortization of goodwill/negative goodwill	(23)	(23)	(38)	-	(41)	(58)	(153)	(62)	(58)
Operating profit before financial result	337	238	302	42	12	891	1,479	(40)	880
Net operating result	(239)	(330)	(451)	(28)	(47)	(907)	(679)	33	(902)
Operating profit (loss)	98	(92)	(148)	-	-	(16)	800	-	(22)
Other non-operating revenue (expenses)	6	(1)	(8)	-	-	8	(25)	-	8
Profit (loss) before income tax and social contribution	104	(93)	(156)	-	-	(8)	775	-	(14)
Income tax / social contribution	(25)	29	104	-	-	94	(116)	-	97
Profit (loss) before minority interest	79	(65)	(52)	-	-	86	659	(87)	83
Minority Interest	(1)	0	55	-	-	(2)	52	-	(2)
Net profit (loss)	78	(65)	2	-	3,206	84	711	(88)	82

EBITDA	530	461	505	15	5	1,661	2,211	(25)	1,645
EBITDA Margin	17.8%	14.1%	17.3%	+3,7p.p.	+0,5 p.p.	14.1%	18.4%	-4,3 p.p.	14.0%
-Depreciacion and Amortization	224	237	187	(6)	20	910	780	17	904
. Cost	125	139	105	(9)	19	527	428	23	525
. Expense	99	99	81	(0)	21	382	353	8	380

1-Excludes the effects of proportional consolidation (CVM-247) and includes the effects of CVM-408 Pro forma figures for 4T05, 2006 (except for 2006 ACTUAL) and 2005
2- Includes 100% of Politeno results only as from April 2006

25

EXHIBIT II
Braskem Consolidated
Balance Sheet
(R$ million)

Braskem (Consolidated)
ASSETS	12/31/2006 (A)	09/30/2006 (B)	Chg. (%) (A)/(B)
Current Assets	5,469	5,354	2
. Cash and Cash Equivalents	1,782	1,597	12
. Account Receivable	1,491	1,724	(13)
. Inventories	1,565	1,463	7
. Recoverable Taxes	362	393	(8)
. Dividends/Interest attribut.to Shareholders' Equity	60	0	-
. Next Fiscal Year Expenses	79	43	83
. Others	129	134	(4)
Long-Term Assets	1,540	1,574	(2)
. Related Parties	39	58	(33)
. Compulsory Deposits	82	177	(54)
. Deferred income taxes and social contributions	376	388	(3)
. Recoverable Taxes	912	812	12
. Others	132	139	(6)
Fixed Assets	8,873	8,778	1
. Investments	816	809	1
. Plant, property and equipment	6,326	6,213	2
. Deferred	1,731	1,755	(1)

Total Assets	15,882	15,705	1

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2006 (A)	09/30/2006 (B)	Chg. (%) (A)/(B)
Current	5,249	4,790	10
. Suppliers	3,081	2,774	11
. Short-term financing	1,564*	1,700*	(8)
. Salaries and social charges	128	129	(0)
. Proposed dividends/interest attributable to shareholders	41	3	1,080
. Income Tax Payable	1	0	-
. Receivable Taxes	100	98	2
. Advances from Clients	25	12	107
. Others	308	73	320
Long-Term Liabilities	6,202	6,399	(3)
. Long-term financing	4,730	4,688	1
. Taxes Payable	1,297	1,526	(15)
. Others	175	185	(6)
Deferred Income	30	104	(71)
Minority Interest	22	21	2
Shareholders' Equity	4,380	4,391	(0)
. Capital	3,508	3,508	0
. Capital Reserves	409	404	1
. Treasury Shares	(256)	(198)	29
. Profit reserve	685	806	(15)
. Retained Earnings (Losses)	33	(129)	(125)

Total Liabilities and Shareholders' Equity	15,882	15,705	1

* Includes R$1,331 million from convertible debentures held by Odebrecht, transferred in July 06.

Excludes the effects of proportional consolidation (CVM 247) and includes the effects of CVM Instruction 408.

26

EXHIBIT III
Braskem Consolidated
Reconciliation of Balance Sheet and Income Statement
(R$ million)

Reconciliation of Shareholders' Equity and Net Income - CVM 247 (R$ million)
	Shareholders'	Net Income
	Equity

	12/31/2006	2006

Pro Forma Consolidated - does not include CVM 247	4,380	84
Effects of Politeno's pro forma Consolidation	(33)	(2)
	-	-
Consolidated Real - does not include CVM 247	4,347	82
Gain on the assignment of right of use between related parties	(35)	20
	-	-

Consolidated including CVM 247	4,312	101

27

EXHIBIT IV
Braskem Consolidated
Cash Flow (1)
(R$ million)

Cash Flow	4Q06	3Q06	4Q05	2006	2005	2006 REAL
Net Income for the Period	78	(65)	2	84	711	82
Expenses (Revenues) not affecting Cash	58	442	383	860	1,067	848
Depreciation and Amortization	223	237	178	903	771	898
Equity Result	(31)	(16)	28	(141)	(36)	(142)
Interest, Monetary and Exchange Restatement, Net	(134)	248	449	288	452	285
Minority Interest	1	(0)	(52)	2	(52)	2
Others	(1)	(27)	(219)	(191)	(68)	(194)
Adjusted Profit (loss) before cash financial effects	136	377	385	945	1,778	929
Cash Effect on Politeno Acquisition	0	0	0	0	0	13
Asset and Liabilities Variation, Current and Long Term	359	(254)	226	(338)	517	(338)
Asset Decutions (Additions)	(18)	(394)	240	(767)	36	(754)
Marketable Securities	74	(320)	(87)	(336)	(99)	(336)
Account Payable	252	(82)	327	69	162	83
Recoverable Taxes	(225)	(56)	8	(465)	(153)	(456)
Inventories	(134)	82	(9)	(144)	(8)	(146)
Advances Expenses	(33)	(14)	(22)	(25)	16	(25)
Dividends Received	39	29	(5)	177	131	169
Other Account Receivables	9	(33)	29	(44)	(12)	(44)
Liabilities Additions (Reductions)	377	140	(15)	429	481	416
Suppliers	295	115	(18)	371	484	360
Advances to Clients	0	0	18	(24)	0	(24)
Fiscal Incentives	10	3	7	17	76	14
Taxes and Contributions	6	(26)	(7)	(66)	(27)	(66)
Others	66	48	(15)	132	(52)	132
Cash resulting from operating activities	495	123	611	606	2,296	605
Investment Activities	(187)	(336)	(350)	(1,160)	(997)	(1,150)
Fixed assets sale	0	1	2	1	2	1
Investmen Allocation	(19)	0	20	(255)	(38)	(255)
Fixed Assets Allocation	(174)	(325)	(148)	(869)	(575)	(859)
Deferred Assets Allocation	6	(11)	(224)	(37)	(385)	(37)
Subsidiaries and Affiliated Companies, Net	2	(1)	(24)	(4)	(173)	(4)
Financing Activities	(37)	208	(61)	(130)	(750)	(133)
Inflows	589	2,005	693	4,547	2,691	4,472
Amortization and Paid Interest	(567)	(1,739)	(768)	(4,140)	(3,221)	(4,063)
Share Buy-Back	(57)	(78)	(9)	(193)	(9)	(193)
Dividend/Interest attributable to Shareholders	(1)	20	23	(344)	(211)	(350)
Cash and Cash Equivalents Increase (Reduction)	273	(5)	177	(688)	376	(682)
Cash and Cash Equivalents at the beginning of period	1,126	1,130	1,910	2,086	1,710	2,079
Cash and Marketable Securities at the end of period	1,399	1,126	2,086	1,399	2,086	1,396

1-Excludes the effects of proportional consolidation (CVM-247) and includes the effects of CVM-408 Pro forma figures for 4T05, 2006 (except for 2006 ACTUAL) and 2005

28

EXHIBIT V
Braskem Consolidated
Pro Forma Sales Volume – Domestic Market
(000 tons)

DOMESTIC MARKET - Sales Volume

ton	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06

Polyolefins Unit
. PE´s - Polyethylene	195,455	180,441	218,280	187,604	176,336	180,328	178,271	137,026
. PP - Polypropylene	107,969	98,227	112,384	101,283	108,761	119,469	128,347	96,657
. Total (PE´s + PP)	303,423	278,668	330,664	288,887	285,098	299,797	306,618	233,683

Vinyls Unit
. PVC - Polyvinyl Chloride	84,909	90,329	109,754	93,894	98,914	95,361	109,647	96,434
. Caustic Soda	119,137	108,829	115,583	112,077	105,351	101,189	107,190	110,125
. EDC	-	-	-	-	-	-	-	-
. Chlorine	14,960	15,670	15,710	14,912	14,002	14,499	15,163	15,064

Basic Petrochemical Unit
. Ethylene	62,708	62,017	60,001	58,301	58,485	58,382	52,477	56,629
. Propylene	82,916	110,339	101,938	112,930	86,427	80,827	87,349	71,854
. Benzene	35,587	36,610	30,712	36,204	39,387	38,572	34,172	37,458
. Butadiene	39,807	38,133	27,753	44,509	31,515	38,104	37,947	33,361
. Toluene	8,115	7,509	7,729	6,022	7,921	7,854	8,172	10,810
. Fuel (m3 )	54,325	54,824	110,311	107,854	73,594	120,030	76,918	81,826
. Para-xylene	33,288	31,895	31,978	28,229	14,940	9,155	16,425	-
. Ortho-xylene	9,496	7,648	11,689	12,449	13,241	15,146	16,749	16,518
. Isoprene	3,403	3,198	2,903	3,222	3,290	4,226	3,436	1,859
. Butene 1	4,724	5,554	5,509	5,808	5,875	5,754	5,768	5,939
. Mixed Xylene	8,848	7,793	9,494	9,244	8,528	7,987	9,461	8,134

Business Development
. PET	16,015	10,386	19,626	10,562	9,152	11,297	14,957	15,180
. Caprolactam	9,532	8,157	8,382	6,940	8,927	8,501	4,862	3,445

29

EXHIBIT VI
Braskem Consolidated
Pro Forma Sales Volume – Export Market
(000 tons)

EXPORT MARKET - Sales Volume

Sales Volume - ton	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06

Polyolefins Unit
. PE´s - Polyethylene	94,338	87,713	87,749	69,527	80,328	104,719	106,271	118,277
. PP - Polypropylene	22,599	18,673	36,487	19,880	12,858	15,876	19,588	28,389
. Total (PE´s + PP)	116,937	106,386	124,236	89,408	93,186	120,595	125,859	146,666

Vinyls Unit
. PVC - Polyvinyl Chloride	10,667	24,423	17,296	10,669	12,831	8,309	6,958	4,300
. Caustic Soda	-	-	-	8,993	-	-	-	6,220
. EDC	30,552	38,615	31,946	21,121	38,980	34,145	17,969	13,002
. Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-	-	-	-	-
. Propylene	46,392	11,602	5,500	7,812	29,606	25,359	29,261	25,277
. Benzene	54,469	75,287	51,486	62,167	41,092	43,396	53,472	52,567
. Butadiene	-	-	12,472	-	6,376	3,200	-	-
. Toluene	-	-	-	-	-	-	-	-
. Fuel (m3 )	49,950	66,797	-	189	-	-	30,777	-
. Para-xylene	-	-	-	-	-	13,226	5,248	20,096
. Ortho-xylene	4,568	3,141	2,544	5,619	2,087	4,093	3,556	4,192
. Isoprene	1,380	1,206	835	853	13	14	14	14
. Butene 1	-	2,576	1,705	-	1,540	-	-	-
. Mixed Xylene	7,841	6,140	5,619	520	6,885	2,060	3,828	-

Business Development
. PET	100	450	3,025	250	425	10,650	1,304	1,000
. Caprolactam	3,997	6,966	3,571	706	4,771	2,871	4,860	5,250

30

EXHIBIT VII
Braskem Consolidated
Pro Forma Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06

Polyolefins Unit
. PE´s - Polyethylene	660	584	621	600	556	534	595	517
. PP - Polypropylene	392	336	345	331	347	374	444	351
. Total (PE´s + PP)	1,052	921	965	930	902	907	1,039	868

Vinyls Unit
. PVC - Polyvinyl Chloride	290	257	257	237	245	228	278	257
. Caustic Soda	124	109	108	109	101	86	85	85
. EDC	-	-	-	-	-	-	-	-
. Chlorine	8	9	20	9	7	7	8	8

Basic Petrochemical Unit
. Ethylene	149	147	112	132	129	139	123	132
. Propylene	179	241	198	249	179	155	200	153
. Benzene	83	99	59	64	63	69	80	83
. Butadiene	85	82	63	101	73	85	95	88
. Toluene	14	12	12	9	12	14	18	18
. Fuel	45	45	113	100	72	124	76	81
. Para-xylene	81	71	59	72	31	20	47	(0)
. Ortho-xylene	22	17	22	26	26	30	41	39
. Isoprene	13	16	14	15	17	23	19	12
. Butene 1	13	14	12	13	14	13	16	15
. Mixed Xylene	15	13	16	18	17	17	25	20

Business Development
. PET	66	38	62	35	27	33	46	47
. Caprolactam	61	54	47	36	42	41	25	19

Others	124	187	177	212	188	79	173	218

Total	2,421	2,332	2,315	2,368	2,145	2,072	2,417	2,122

31

EXHIBIT VIII
Braskem Consolidated
Pro Forma Net Revenue– Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06

Polyolefins Unit
. PE´s - Polyethylene	282	246	226	203	208	271	315	325
. PP - Polypropylene	62	46	85	50	32	41	54	73
. Total (PE´s + PP)	344	292	311	253	239	313	369	398

Vinyls Unit
. PVC - Polyvinyl Chloride	26	43	27	21	23	16	15	10
. Caustic Soda	-	-	-	8	-	-	-	3
. EDC	38	38	14	6	14	17	12	10
. Chlorine	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
. Ethylene	-	-	-	-	-	-	-	-
. Propylene	104	20	10	14	49	43	54	53
. Benzene	124	146	97	92	68	76	126	113
. Butadiene	-	-	27	-	11	6	-	-
. Toluene	-	-	-	-	-	-	-	-
. Fuel	42	59	9	0	-	-	42	-
. Para-xylene	-	-	-	-	-	28	12	45
. Ortho-xylene	9	4	3	8	3	6	8	7
. Isoprene	6	6	4	4	0	0	0	0
. Butene 1	-	3	3	-	2	-	-	-
. Mixed Xylene	9	6	10	1	9	3	7	-

Business Development
. PET	0	1	8	1	1	29	2	3
. Caprolactam	23	33	18	3	20	12	22	24

Others	29	12	53	141	143	209	191	187

Total	754	662	594	553	583	760	860	853

32

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.